April 10, 2006

VIA FAX 202-772-9368 and U.S. MAIL

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington, D.C.  20549-7010

RE:     Ameron International Corporation

            Form 10-K for Fiscal Year Ended November 30, 2005

            File No. 1-9102

Dear Mr. Cash:

This letter is the response of Ameron International Corporation ("Ameron" or the "Company") to your comment letter dated March 9, 2006.  As you requested, in order to facilitate your review, the numbered responses in this letter correspond to those contained in your letter.  Your comments are repeated in italics, followed by the Company's response in normal font.

Form 10-K for the Year Ended November 30, 2005

Item 1 - Business

1.         We note your disclosures concerning backlog in Item 1(f)(v) of your filing.  In future filings, please quantify the amount of backlog that you expect will not be filled in the current fiscal year.  Refer to Item 101(c)(viii) of Regulation S-K.  In this regard, we note your statement that a "substantial portion" of your backlog is expected to be filled during 2006.

            In future filings of Form 10-K, the Company will quantify the amount of backlog that is not expected to be filled in the next fiscal year.  Backlog as of November 30, 2005 totaled $207.7 million.  Of that amount, $23.9 million, or 11.5% of total backlog, was not expected to be converted into sales during 2006.

Item 7 - Management's Discussion and Analysis

Critical Accounting Policies and Estimates

2.         We assume from your disclosures that losses under your self insurance are capped.  Please confirm our assumption.  If our assumption is correct, please disclose those caps in future filings, as we believe this information provides your investors with valuable information about your liquidity.

            The Company purchases insurance from third-party insurance companies subject to various self-insured retention levels or deductibles.  In future filings, the self-insurance limits will be disclosed.  In Form 10-Q for the first quarter ended March 5, 2006, the Company reported that the current self-insurance limits are $1.0 million per workers' compensation claim, $.1 million per general or product liability claim, and $.25 million per vehicle claim.

Liquidity and Capital Resources

3.         We read in Item 1(f)(vii) of your filing that your sales terms normally require payment within 30 to 60 days after shipment.  However, based on the numbers in your financial statements, it appears that your accounts receivable only turn about four times each year.  Please explain to us why your accounts receivable turnover appears low in relation to your sales terms.  In future filings, please briefly address this matter in the analysis of your liquidity.

            The Company's sales terms normally require payment within 30 to 60 days after shipment.  Overall, accounts receivable turnover for the year ended November 30, 2005, based on sales of $704.6 million and a trade receivable balance of $175.6 million, was 4.0 times, or 91.3 days' sales outstanding.  Overall, the accounts receivable turnover and days' sales outstanding measurement appear low compared to the Company's normal sales terms due to a number of factors.  Included in trade receivables at November 30, 2005 were unbilled receivables of $29.7 million under the percentage-of-completion method of revenue recognition.  The level of such unbilled receivables is highlighted in Note 3 of the Notes to Consolidated Financial Statements.  This treatment adversely affected accounts receivable turnover and days' sales outstanding by approximately .8 turns and 15 days.  Other major factors that adversely affect overall accounts receivable turnover include contract retention amounts in some of the industries served by the Company and the nature of some of the industries, customers and geographic areas the Company serves.  For example, customary payment practice in certain foreign countries tends to be greater than the Company's normal sales terms.  In future filings, the Company will discuss accounts receivable turnover performance.

4.         In future filings, please revise your analysis of cash flows to address all periods presented on your consolidated statements of cash flows.  We believe that this analysis provides valuable insight into your liquidity for those same periods and allows your investors to more easily identify trends.  Please refer to Section 4.B. of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

            In future filings, the Company will discuss all periods presented in the consolidated statements of cash flows.  The discussion and analysis will focus on explaining material changes in operating, investing and financing cash flows in both quantitative and qualitative terms.

5.         We read that you expect to contribute $16.6 million to your US pension plan in 2006.  Based on your disclosures in Note 15, this amount appears significantly higher than your contributions in previous years.  Please tell us, and revise future quarterly and annual filings to address, the factors behind this increase in your annual pension contribution, including whether you expect this increased level of contribution to continue in the future.

            The increase in pension contributions from $3.7 million in fiscal year 2005 to $16.6 million expected to be made in fiscal year 2006 results primarily from two factors.  The first factor is that an Additional Funding Charge ("AFC") applies for the first time to the Company's U.S. pension plan.  Under applicable funding rules, the AFC generally applies if a plan's funding level (i.e., assets divided by liabilities) is less than 90%.  Although the funding level was less than 90% for the last three years, an exemption from the AFC, which does not apply for the current year, was available for the prior two years.

            The second factor is that pension contributions for two plan years will be made during 2006.  That is, the $16.6 million pension contribution includes $7.8 million for the 2004/2005 plan year and $8.8 million for the first three quarters of the 2005/2006 plan year.  Since contributions for a plan year are not required to be made within a given fiscal year, there can be variances in the timing of contributions from plan years to fiscal years.

            There are a number of factors that could significantly increase or decrease the estimated future pension contribution requirement, such as changes in population, market returns, benefit levels and interest rates.  However, assuming no change in other pension assumptions, it is anticipated that the AFC requirement would be in effect for another three years.  Thereafter, annual pension contributions would decline to under $5 million.

In future Form 10-Q and Form 10-K filings, the Company will discuss factors underlying the annual pension contribution for the current fiscal year and for future years to the extent known.

Results of Operations:  2005 Compared with 2004

6.         We refer you to your current segmental analysis of sales and gross profit.  In future filings, when you indicate that multiple factors contributed to a change in your results, please quantify the impact of each factor where possible.  Please refer to Item 303(a)(3) of Regulation S-K, including Item 303(a)(3)(iii), and to our Release 33-8350.

            In future filings where the Company discusses factors that contributed to changes in sales or gross profit, a quantification of those factors will be provided to the extent possible.  In the Form 10-Q filed for the first quarter ended March 5, 2006, the Company provided a more detailed analysis and quantification of sales and gross profit changes.

7.         In future filings, please revise your analysis of gross profit to quantify and analyze your gross profit as a percentage of revenues for each segment.  In this regard, your current discussion only quantifies the change in gross profit for each segment, without quantifying gross profit itself or analyzing its change in relation to the change in revenues.  We remind you that one of the objectives of MD&A is to give readers a view of the Company through the eyes of management.

            In future filings, the Company will expand the disclosure of gross profit and gross profit as a percentage of revenue for each segment.  In the Form 10-Q filed for the first quarter ended March 5, 2006, the Company provided a quantification of factors contributing to the change in gross profit for each segment and disclosed the gross profit as a percentage of revenue for each segment.

Item 8 - Financial Statements and Supplementary Data

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition

8.         We read that your Water Transmission Group primarily recognizes revenue under the percentage of completion method.  We have the following comments:

  Please tell us, and disclose in future filings, your methodology for determining earned revenue and costs of earned revenue for each period.  We believe that this is an important aspect of your accounting policy to disclose to your investors, since there are two alternative approaches.  Refer to paragraphs 79-81 of SOP 81-1.

  Please tell us if your contracts involve significant change orders or claims.  If so, please tell us, and disclose in future filings, how you account for such change orders or claims.

In Note 1 of the Notes to Consolidated Financial Statements, the Company disclosed that the Water Transmission Group recognizes revenue using the percentage of completion methodology.  Of the two approved alternatives under paragraphs 79-81 of SOP 81-1, the Company uses Alternative A.  Revenue for the period is estimated by multiplying total estimated contract revenue by the percentage of completion and then subtracting the amount of previously recognized revenue.  Cost for the period is estimated by multiplying total estimated contract cost by the percentage of completion and then subtracting the amount of previously recognized cost.  The percentage of completion is based on the completed units of production methodology.

The contracts do not normally involve significant change orders.  Accounting for change orders is based on the degree of probability of whether a change in contract price will occur.  For change orders where it is not probable that a change in contract price will occur, costs for the period are treated as costs of the contract performance.  For change orders where it is probable that a change in contract price will occur and that amount can be reasonably estimated, contract revenue and contract cost are recognized.  Claims incurred during the job are charged to the costs of contract performance.  Revenues from claims are recognized only when the amounts have been received or awarded.  All recognition is based on the percentage of completion methodology.

In the Form 10-Q filed for the first quarter ended March 5, 2006, the Company has disclosed the methodology used for reporting earned revenue and earned cost along with the accounting for change orders and claims.

Net Income per Share

9.         Please provide to us, and disclose in future filings, the information required by paragraph 40 of SFAS 128.

            In future filings, the Company will include a schedule detailing the computation of net income per share.  In the Form 10-Q filed for the first quarter ended March 5, 2006, the Company provided the required information as shown below:

                                                                                                                                   Three Months Ended

                                                                                                            March 5, 2006                 February 27, 2005

                Numerator:

                     Net Income ($Thousands)                                            $      3,611                              $         481

                Denominator for basic income per share:

                     Weighted-average shares outstanding, basic               8,614,269                              8,342,338

                Denominator for diluted income per share:

                     Weighted-average shares outstanding, basic               8,614,269                              8,342,338

                     Dilutive effect of stock options                                         171,772                                  177,521

                     Weighted-average shares outstanding, diluted            8,786,041                              8,519,859

                Basic net income per share                                                 $           .42                              $          .06

                Diluted net income per share                                             $           .41                              $          .06

Note 10 - Debt

10.       Please revise future filings to disclose all information required by Article

5-02(22) of Regulation S-X.  In this regard, you should disclose the maturity date of each issuance of debt and the interest terms of your variable debt, such as LIBOR plus 2 percent, in addition to quantifying those variable rates as of period end.  Please ensure that the maturity dates that you disclose conform to the information seen in your future five-year maturity table.

            In future filings, the Company will disclose all information required by Article 5-02(22) of Regulation S-X.  In the Form 10-Q filed for the first quarter ended March 5, 2006, the Company provided the maturity date of all outstanding debt and the current interest rate of all outstanding variable debt and the terms for determining variable interest rates.  As requested, the maturity dates referenced have been verified to the five-year maturity table.

Note 14 - Commitments and Contingencies

11.       We note the Company reached a settlement with McDermott in May 2005.  Tell us and disclose in future filings the details surrounding the settlement, including quantification of the amount paid and any amounts that were previously accrued for this matter.

            Please reference the Company's Form 10-Q for the quarter ended May 29, 2005 where it was reported under Note 10 of the Notes to Consolidated Financial Statements that a settlement was reached with McDermott in May 2005.  Also reported was that costs, including legal and settlement costs, for the quarter ended May 29, 2005 associated with the McDermott suits totaled $4.9 million.  The Company had accrued $1.0 million in fiscal year 2004 for the estimated settlement costs for this matter.

Note 17 - Segment Information

12.       Based on the description of your business, it is unclear to us that you only have four reportable segments.  Specifically, we note your Infrastructure Products Group appears to contain several businesses, including a ready-mix concrete and aggregates business, a concrete pipe business, and a concrete and steel poles business.  Please provide us with the following information to help us better understand how your presentation complies with paragraph 17 of SFAS 131 and EITF 04-10:

  Please briefly describe your management structure to us, with a focus on how your segments are managed.  Specifically identify your chief operating decision maker (CODM) and your segment manager for the Infrastructure Products Group segment, as these terms are defined in SFAS 131.

  Tell us how you determined that your Infrastructure Products Group was a single reportable segment under SFAS 131.  Your response should specifically address the lowest level of discrete financial information contained in the reports that are viewed by your CODM to manage your business and assess performance of your segments.  If the reports viewed by your CODM do not present information below the consolidated Infrastructure Products Group level, please help us to understand how your CODM is able to effectively manage those disparate businesses without more detailed information.

The Company's management structure includes four segment managers who report to the chief operating decision maker, who is the Company's Chief Executive Officer.  Each of the operating segments, including the Infrastructure Products Group, has a separate segment manager who is responsible for operating activities, financial results, financial forecasts and preparation of business plans.  The Company's chief operating decision maker assesses the performance of each segment and is responsible for the allocation of resources to the segments.

While the Infrastructure Products Group consists of two primary business units, the Hawaii Division and the Pole Products Division, the Group is managed as a single operating segment by a single segment manager due to many similarities in the production process, the products, and the markets and customers the two divisions share.  Financial reports to the Company's Board of Directors are prepared on this basis.  The chief operating decision maker also receives financial reports on this basis and, as with all Company operating segments, also receives detailed manufacturing plant level financial performance data which represent the lowest level of discrete financial information contained in the reports reviewed by the chief operating decision maker.

The Company's four operating segments also constitute four reportable segments under SFAS No. 131.  Under the basic principles of SFAS No. 131, segment reporting is based on the way management organizes the segments within the enterprise for making operating decisions and assessing performance.  The Company believes its presentation of four operating segments (the Performance Coatings & Finishes, Fiberglass-Composite Pipe, Water Transmission and Infrastructure Products Groups) is consistent with this principle.

13.       We note your tabular presentation of segmental information and have the following comments:

  Based on your current disclosures, it is unclear to us what measure of segmental profit or loss is used by your CODM to allocate resources among and assess the performance of your segments.  Please provide us with this information and revise Note 17 in future filings to clarify this matter.

  We read in the narrative preceding this table that you have allocated certain selling, general and administrative expenses to the various segments based on "assumptions believed to be appropriate in the circumstances."  Please provide us, and disclose in future filings, a more detailed explanation of how these costs are allocated.  Refer to paragraph 31(b) of SFAS 131.

In Notes to Consolidated Financial Statements in the Company's Form 10-K for the year ended November 30, 2005, Note 17 did not clearly disclose what the primary measurements are that the CODM utilizes to assess performance and to allocate resources among the Company's segments.  In future Form 10-K and Form 10-Q filings, the Company will expand the disclosure to describe the criteria used to assess performance and allocate resources.  In future filings, the Company will also explain the methodology used to allocate certain selling, general and administrative expenses.  In the Company's Form 10-Q for the first quarter ended March 5, 2006, the following disclosure was included:

"The Company's Chief Operating Decision Maker ("CODM") is the Chief Executive Officer who primarily reviews the sales and income before interest, income taxes and equity in earnings of joint venture for each operating segment in making decisions about allocating resources and assessing performance.  Similarly, the disclosure in Note 17-Segment Information did not fully describe how selling, general and administrative expenses are allocated to the Company's segments.  In the Company's Form 10-Q for the first quarter ended March 5, 2006, the following more detailed explanation was included:

The Company allocates certain selling, general and administrative expenses to operating segments utilizing assumptions believed to be appropriate in the circumstances.  Costs of shared services (e.g., costs of Company-wide insurance programs or benefit plans) are allocated to the reportable segments based on revenue, wages, or net assets employed.  Other items not related to current operations or of an unusual nature, such as adjustments to reflect inventory balances of certain steel inventories under the last-in, first-out ("LIFO") method, certain unusual legal costs and expenses, interest expense and income taxes, are not allocated to the reportable segments."

14.       We note your disclosures by geographic areas.  If sales to any individual foreign country are material, or if long-lived assets located in any individual foreign country are material, please revise future filings to separately disclose this information.  Also, please revise future filings to clarify your basis for attributing revenues to particular geographic areas or countries, such as based on your location that made the sale, or based on the location of the customer who purchased the goods.  Please refer to paragraph 38 of SFAS 131.

            In response to the inquiry regarding disclosures by geographic area under Note 17 of the Notes to Consolidated Financial Statements, in the Company's Form 10-K for the year ended November 30, 2005, sales to an individual foreign country did not represent 10% or more of consolidated sales.  Also, no long-lived assets were located in an individual foreign country that represented 10% or more of consolidated long-lived assets.

            The Company reports sales by geographic areas based on the location of the Company's plants that made the sale.  In future Form 10-K filings, the Company will clarify the basis for attributing revenues to particular geographic areas or countries.

Item 9A - Controls and Procedures

15.       We note your Chief Executive Officer and Chief Financial Offer concluded the Company's disclosure controls and procedures "...are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic Commission filings."  Confirm and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Refer to Exchange Act Rule 13a-15(e) for the definition of disclosure controls and procedures.  Alternatively, your officers may conclude that the Company's disclosure controls and procedures are "effective" without defining disclosure controls and procedures.

In its Form 10-Q filed for the first quarter ended March 5, 2006, the Company has concluded that "Based on their evaluation as of March 5, 2006, the principal executive officer and principal financial officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure."

            The Company confirms that a similar representation could have been made as of November 30, 2005.

Schedule II - Valuation and Qualifying Accounts and Reserves

16.       We note that your reserve for self-insured programs increased by approximately 48% during the fiscal year.  We also note that this increase appears to be driven by the $6.0 million amount labeled "reclassifications and other."  Please tell us what this amount represents and how you accounted for it.  Please revise this schedule in future filings to briefly describe any material amounts shown in this "other" column.  Also, please revise the title of this schedule in future filings to clarify that this is Schedule II.  Refer to Article 5-04(c) of Regulation S-X and Article 12-09 of Regulation S-X.

            As reported in Note 7 of the Notes to Consolidated Financial Statements, the Company revised its presentation of the balance of self-insurance reserves at November 30, 2005 to reflect the gross amount of liabilities without netting against a stop/loss recoverable of $6.3 million from insurance companies.  Stop/loss recoverable is included in other receivables in Note 3.  The effect of this revision was shown in the "Reclassification and Other" column of the financial statements schedule.

            In future Form 10-K filings, the Company will describe any material amounts shown in the "Reclassification and Other" column of Schedule II.  Additionally, per Article 5-04(c) of Regulation S-X and Article 12-09 of Regulation S-X, the Company will ensure that the schedule titled "Valuation and Qualifying Accounts and Reserve" will be labeled as Schedule II.

The Company understands and acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If additional information is required or further clarification is necessary, please do not hesitate to contact me.

Sincerely,

James R. McLaughlin

Senior Vice President,

Chief Financial Officer & Treasurer